KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Nine Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2009
Earnings: Pre-tax income from continuing operations before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$791.2	$866.3
Add:
Fixed charges	400.9	356.2
Amortization of capitalized interest	3.0	2.8
Distributed income of equity investees	154.9	153.1
Less:
Interest capitalized from continuing operations	(9.8)	(28.6)
Noncontrolling interests in pre-tax income of subsidiaries with no fixed charges	(0.2)	(0.1)
Income as adjusted	$1,340.0	$1,349.7

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$384.8	$342.5
Add:
Portion of rents representative of the interest factor	16.1	13.7
Fixed charges	$400.9	$356.2

Ratio of earnings to fixed charges	3.34	3.79